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                                                                  Exhibit (a)(4)


Monday June 21, 6:01 am Eastern Time

Company Press Release

SOURCE: National Service Industries, Inc.

NSI to Acquire Holophane
Corporation for $38.50 Per Share in Cash

Strategic Acquisition Extends NSI's Position in North American Lighting Equipment Business

ATLANTA and COLUMBUS, Ohio, June 21 /PRNewswire/ -- National Service Industries (NYSE: NSI - news) and Holophane Corporation (NYSE: HLP - news) today announced they have signed a definitive agreement under which NSI will acquire Holophane for $38.50 per share in cash, or a total of approximately $450 million. The transaction has been approved by the boards of directors of both companies and is expected to be completed in the fourth quarter of NSI's fiscal 1999.

"Holophane is an excellent business with complementary products and customers that make it an ideal strategic fit with Lithonia Lighting," said James S. Balloun, NSI's chairman, president, and chief executive officer. The combination will increase the scale and capabilities of NSI's lighting equipment segment. With annual revenues of more than $1.1 billion, NSI's Lithonia Lighting is currently the largest company in the highly fragmented North American lighting equipment business. Holophane, with 1998 sales of $215 million, has a strong presence in outdoor and industrial lighting equipment. This acquisition will give NSI the leadership position in these growth segments. Holophane brings to NSI a widely recognized brand, an innovative product development program, significant manufacturing expertise, and a 225-person factory sales force that is unique in the lighting equipment industry. Holophane will also expand NSI's international lighting presence with more than $40 million in non-U.S. sales.

NSI will commence a cash tender offer for all of Holophane's outstanding common shares by June 25, 1999. The transaction is subject to antitrust clearance, a majority of Holophane's shares being
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tendered in the offer, and customary closing conditions. NSI will initially finance the transaction with short-term debt. NSI plans to manage this debt and its operating cash flow in a way that returns the company to its targeted 30-40% debt-to-capital ratio before the end of fiscal year 2001.

NSI expects to achieve annual cost synergies of approximately $13 million by 2002 and to accelerate its lighting revenue growth as a result of sharing capabilities between the companies. On a reported earnings basis, the acquisition is expected to be dilutive by approximately $.13 per share in the first fiscal year after closing and accretive by approximately $.13 per share in the second year and approximately $.25-$.30 per share in the third year. Further synergies and cost savings are expected beyond 2002.

"In such a fragmented market, the combined strengths of Lithonia and Holophane will create a real powerhouse, second to none," continued Balloun. "Holophane has built a strong reputation and widely recognized brand by providing high-quality, reliable, and energy-efficient products. Lithonia will also benefit from Holophane's product development expertise, especially in the area of optical design, and its superb factory sales force, which is unusually effective in understanding application requirements for its products and identifying value-added solutions for its customers. All in all, Holophane's vertically integrated manufacturing operations, strong market position in industrial and outdoor lighting, extensive business with utilities and energy service companies, and international capabilities will strengthen NSI's leadership position in the lighting equipment business. At the same time, Holophane can benefit from Lithonia's strengths, including extensive sales and marketing capabilities, a broad product line, and recognized expertise in information systems. This acquisition demonstrates our commitment to delivering long-term value to our shareholders."

Said John R. DallePezze, chairman, president, and chief executive officer of Holophane Corporation, "We are very pleased with this transaction, which provides a full and fair price for Holophane shareholders while affording our employees the opportunity to become part of a larger, more diversified organization. I look forward to assisting in what I am sure will be a smooth transition." Holophane's board has recommended that Holophane shareholders tender their shares.
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NSI expects to realize the planned $13 million in cost synergies through reductions in raw materials, components, and overhead. NSI has established a post-acquisition team headed by John K. Morgan, executive vice president of Lithonia, who will become general manager of Holophane. The post-acquisition team, which will be comprised of senior executives of both companies, will oversee the steps necessary to bring Holophane into NSI's lighting segment and implement cost-saving and revenue-enhancement synergies. The work is expected to be completed by the end of fiscal year 2000.

Wasserstein Perella & Co. served as financial advisor to NSI in this transaction and will be dealer-manager for the tender offer. Salomon Smith Barney served as financial advisor to Holophane in this transaction.

Holophane Corporation is a leading international manufacturer and marketer of premium quality, highly engineered lighting fixtures and systems for a wide range of industrial, commercial, and outdoor applications.

National Service Industries, Inc., with fiscal year 1998 sales of $2.0 billion, has four business segments -- lighting equipment, chemicals, textile rental, and envelopes. NSI has reported increased income and earnings per share in 35 of the last 37 years. Dividends have been increased for 37 consecutive years and paid for the past 63 years without a decrease.

Certain information contained in this press release is forward-looking information based on current expectations and plans that involve risks and uncertainties. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Statements herein that may be considered forward looking include: (a) statements made regarding the effect of the Holophane acquisition on NSI's current business, growth expectations, and market position; (b) statements made regarding the effect from Holophane's operations on earnings per share; (c) statements made regarding the expectation of sales and cost synergies resulting from the Holophane acquisition; (d) statements made concerning targeted debt-to-capital ratios; and (e) statements made concerning the process of bringing Holophane into the NSI organization. The following factors, in addition to those discussed in the company's Annual Report on Form 10-K for the year ended August 31, 1998 and subsequent securities filings, could cause results to differ materially from management's expectations
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as suggested by such forward-looking information: (a) the uncertainty of general business and economic conditions, particularly the potential for a slowdown in non-residential construction awards; (b) unforeseen competitive reactions to the acquisition; and (c) loss of key sales and management personnel due to the acquisition.